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K 8/17

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SECTION
165
AUG 05 2002
WASH. D.C.
PROCESSING
SEC MAIL

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BB&K Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	CA	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey 650-571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BAILARD, BIEHL & KAISER



BB&K Fund Services, Inc.
950 Tower Lane, Suite 1900
Foster City, CA 94404-2131
Telephone 650 571 5800
Facsimile 650 573 7128

July 29, 2002

Kathy Lui
NASD
525 Market Street
Suite 300
San Francisco, CA 94105

Re: BB&K Fund Services, Inc., Firm ID # 21206

Dear Ms. Lui:

We are writing in response to the letter sent July 2, 2002 regarding our 2002 annual filing of audited financial statements. This letter requested two pieces of information: 1) a reconciliation of the unaudited Part II of the FOCUS report for the quarter ended March 31, 2002, filed with NASD on April 22, 2002 (original filing), and amended filing on May 23, 2002, to the audited Computation of Net Capital for BB&K Fund Services, Inc. contained in the audited financial statements filed with the NASD on May 30, 2002; and 2) a report describing any material inadequacies found.

1. The reconciliation between audited and unaudited reports first needs some background information. BB&K Fund Services, Inc. ("Fund Services") is a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc ("BB&K Inc."). Fund Services earns income from interest and placement fees, and does not own a checking account. All invoices that are the responsibility of Fund Services are paid by BB&K Inc., with a corresponding inter-company payable and receivable recorded.

   There are two journal entries that account for the difference between the Unaudited Part IIA and the Audited Computation of Net Capital for Fund Services for the quarter ended March 31, 2002. The first is a reclassification of the dividend paid to BB&K Inc. The second is an update to the income tax expense allocation between Fund Services and BB&K Inc.

As of June 30, 2001, Fund Services' liabilities were $73,807. On July 6, 2001, Fund Services declared a dividend of $30,000 to BB&K Inc. However, this dividend was rescinded effective March 1, 2002 by a unanimous written consent of the Board of Directors of Fund Services. I have enclosed a copy of this Board Action. This cash was instead used to pay down Fund Services' liability to BB&K Inc. This caused Fund Services' liabilities to decrease by $30,000, and its retained earnings to increase by $30,000.

BB&K Inc. is wholly-owned by BB&K Holdings, Inc., which files a consolidated tax return for all three entities (Fund Services, BB&K Inc., and BB&K Holdings, Inc.). Since the income tax liability is calculated based on combined income using a graduated tax rate, it is difficult to split this liability out between the three companies. Our auditors made an adjusting entry to correct the allocation of income tax liability between Fund Services and BB&K Inc. This adjusting entry caused Fund Services' income tax expense to decrease by $8,862, and its liabilities to decrease by $8,862.

These two audit adjustments are the reconciling items between the originally filed Unaudited Part IIA and the Audited Computation of Net Capital. The net effect of these adjustments is a decrease to liabilities of $38,862, an increase to retained earnings of $38,862 (including current year income), and a decrease to expenses of $8,862.

2. Per our discussion on July 26, 2002 by phone, item number 2 has been cleared and does not need to be addressed any further.

If this letter does not satisfy the requirements noted in your letter dated July 2, 2002, please feel free to contact Geneve Huxley at 650-571-5800 for further assistance.

Thank you,



Barbara Vaughan Bailey
Principal

Enclosures

cc: Patty Nykodym, Deloitte & Touche
Chris Levasseur, NASD
Pacific Regional Office, Securities & Exchange Commission
Securities & Exchange Commission, National Office

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF BB&K FUND SERVICES, INC.

The undersigned, constituting the entire Board of Directors of BB&K FUND SERVICES, INC., a California corporation, in accordance with Section 307(b) of the California Corporations Code, without the formality of convening a meeting, do hereby consent to and adopt the following resolution:

WHEREAS, Bailard, Biehl & Kaiser, Inc. (the "Parent"), is the sole stockholder of this Corporation; and

WHEREAS, the Parent has deemed it advisable to rescind the dividend of $30,000 declared on July 6, 2001 to correctly account for the item as a reduction of payable to Parent, instead of a dividend;

NOW, THEREFORE, BE IT RESOLVED, that effective March 1, 2002, this Corporation rescinds the dividend of $30,000 declared to the Parent on July 6, 2001; and

FURTHER RESOLVED, that the officers of this Corporation be, and each hereby is, authorized, empowered, and directed to do all such acts and things and to execute and deliver such documents and to take such other action as may be necessary or advisable to carry out the intent and purposes expressed in the foregoing resolution.

This document may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Date: 5/17/2002

Effective Date: March 1, 2002



Thomas E. Bailard, Director



Peter M. Hill, Director



Burnice E. Sparks, Jr., Director

Filed with the undersigned on May 17, 2002



Barbara V. Bailey, Secretary